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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software and Voigt Software Announce iBOLT Partnership and Major Integration Win

Company To Deliver Federated Application Architecture Integrating Finance, CRM and Gas Industry Specific ERP Systems

Irvine, California (October 29, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today the signing of an iBOLT Partnership agreement with Voigt Software, a leading German provider of software solutions to the liquid gas industry. Voigt is quickly realizing the benefits of iBOLT and has already won its first project to create a federated application architecture for a major liquid gas company in Germany.

In this initial project win, Voigt will utilize iBOLT (www.magicsoftware.com/ibolt) as the strategic integration and development platform. The project involves the integration of existing finance and CRM applications, with a vertical ERP system developed by Voigt with eDeveloper (www.magicsoftware.com/edeveloper).

Voigt Software is one of the leading suppliers of software solutions for the liquid gas industry in Germany. Voigt’s software solutions are installed at over 60% of the companies in this market.

“We have been looking for an integration suite that would enable us to rapidly integrate and customize our solutions into our customer’s existing environments,” said Volker Voigt, CEO of Voigt Software. “iBOLT provides us with the technology required to create these composite systems that integrate and enhance business processes in a tightly coupled, yet flexible architecture. This capability provides us with an additional competitive advantage over other providers of software solutions.”

“Voigt Software has correctly recognized that in today’s market for software solutions, business integration goes hand in hand with application development,” said Regev Yativ, Managing Director of Magic Europe. “Magic Software is uniquely qualified to provide this hybrid solution that combines the ability to rapidly integrate and develop applications in heterogeneous environments, while future proofing for changes that will occur down the road.”

Voigt joins a growing list of system integrators and solution providers around the world who have recently joined Magic's iBOLT Strategic Partner Program after being convinced of the contribution iBOLT can bring to their business.

About Voigt Software

Voigt Software was founded in 1987 and is a market leader in providing software solutions to the liquid gas industry in Germany. Voigt’s V_OLGA/M software solution is used by a large number of well-known traders of liquid gas. The range of services offered by Voigt includes the planning and realization of new projects including the complete project management. In addition to consulting services, Voigt provides training and technical services to ensure complete customer satisfaction. For more information about Voigt or its products, please visit http://www.voigtgmbh.de/.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 29 October, 2003